Exhibit 12.1

PDC Energy, Inc.

Ratio of Earnings to Fixed Charges

(in 000’s)

	Year ended December, 31									Nine Months Ended September 30,
	2007(d)		2008		2009	2010		2011		2012
Earnings
Income (loss) from continuing operations before income taxes	$42,590		$163,168		$(125,172)	$6,690		$2,895		$(29,804)

Fixed charges	12,796		31,629		39,403	35,197		40,511		34,162

Amortization of capitalized interest	366		744		991	788		676		687
Interest Capitalized	(3,023)		(2,618)		(751)	(301)		(1,544)		(869)

Total adjusted earnings (loss) available for fixed charges	$52,729		$192,923		$(85,529)	$42,374		$42,538		$4,176

Fixed Charges
Interest and debt expense(a)	$9,279		$28,132		$37,208	$33,250		$36,985		$31,857

Interest capitalized	3,023		2,618		751	301		1,544		869
Interest component of rental expense(b)	494		879		1,444	1,646		1,982		1,436

Total fixed charges	$12,796		$31,629		$39,403	$35,197		$40,511		$34,162

Ratio of Earnings to Fixed Charges	4.1	x	6.1	x	— (c)	1.2	x	1.1	x	0.1	x

(a)	Represents interest expense on long-term debt and amortization of debt discount and issuance costs.
(b)	Represents the portion of rental expense which we believe represents an interest component.
(c)	For the year ended December 31, 2009, earnings were insufficient to cover total fixed charges by $124.9 million.
(d)	Total adjusted earnings available for fixed charges for the year ended December 31, 2007, has not been adjusted to reflect the divestiture of our Michigan and North Dakota asset groups, such adjustments would not materially impact the ratio of earnings to fixed charges.